

April 26, 2013

Via E-mail
Mr. Jan Telander
President and Chief Executive Officer
ProGreen Properties, Inc
380 North Old Woodward Avenue, Suite 300
Birmingham, MI 48009

      Re: **ProGreen Properties, Inc.**
             Form 10-K for the fiscal year ended April 30, 2012
             Filed July 30, 2012
             File No. 000-25429

Dear Mr. Telander:

We have read your supplemental response letter dated April 22, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2012

Consolidated Financial Statements, page 15

1.   We have reviewed your response to comment 1, and note that you have stated that you do not expect that ARG will be a significant source of revenues and that you do not expect to rely on ARG for a significant portion of your sales. We also note that ARG was the primary source of your revenues and sales for the year ended April 30, 2012 and the nine month period ended January 31, 2013. Please tell us why you believe ARG will not be a significant source of revenues and sales for you in the future.

Form 10-Q for the Quarter Ended March 31, 2013

Going Concern, page 7

2.   We note from your disclosure on page 7 of your form 10-Q for the quarter ended 1/31/13 that you expect your working arrangement with ARG to provide the liquidity you will need to operate for the coming year. Please provide us with a detailed description of that arrangement.

Liquidity and Capital Resources, page 21

3.   We note your disclosure in your discussion of liquidity and capital resources that you expect to satisfy your liquidity needs in the coming year through sales or renovated condominiums and purchases under the related party subscription agreement. Please clarify how much liquidity potentially remains available under the subscription agreement, and revise this discussion to ensure it is consistent with your discussion of liquidity sources and needs in your Going concern footnote on page 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3694.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant